                                               Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-13445



                                   PROSPECTUS

                         Minnesota Power & Light Company

                         473,006 Shares of Common Stock
                               (Without Par Value)

     The shares of common stock, without par value (Common Stock) and the preferred share purchase rights attached thereto (Rights) of Minnesota Power & Light Company (Company or Minnesota Power) offered hereby (collectively, the Shares) will be sold from time to time by the selling shareholders described herein (Selling Shareholders) in brokers' transactions at prices prevailing at the time of sale or as otherwise described in "Plan of Distribution". The Company will not receive any of the proceeds from the sale of the Shares. Expenses in connection with the registration of the Shares under the Securities Act of 1933, as amended (1933 Act), including legal and accounting fees of the Company, will be paid by the Company.

     The Shares were acquired from the Company by the Selling Shareholders in a private placement transaction. This Prospectus has been prepared for the purpose of registering the Shares under the 1933 Act to allow future sales by the Selling Shareholders to the public without restriction. To the knowledge of the Company, the Selling Shareholders have made no arrangement with any brokerage firm for the sale of the Shares. The Selling Shareholders may be deemed to be "underwriters" within the meaning of the 1933 Act. Any commissions received by a broker or dealer in connection with resales of the Shares may be deemed to be underwriting commissions or discounts under the 1933 Act.

     The Shares have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the states or jurisdictions in which such transactions occur, or the existence of any exemption from registration.

     The Common Stock of the Company is listed on the New York Stock Exchange. The last reported sale price on the New York Stock Exchange on November 14, 1996 was $28.25.

                            ---------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
   UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                            --------------------------



                The date of this Prospectus is November 15, 1996.

                              Available Information

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (1934 Act) and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (Commission). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information filed electronically by the Company. The Common Stock and the Rights are listed on the New York Stock Exchange. Reports and other information concerning the Company may be inspected and copied at the office of such Exchange at 20 Broad Street, New York, New York. In addition, the Company's 5% Preferred Stock, $100 par value, is listed on the American Stock Exchange. Reports and other information concerning the Company may also be inspected and copied at the office of such Exchange at 86 Trinity Place, New York, New York.

                         ------------------------------

                 Incorporation of Certain Documents by Reference

     The following documents, filed by the Company with the Commission pursuant to the 1934 Act, are hereby incorporated by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995 (1995 Form 10-K).

         2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1996.

         3. The Company's Current Reports on Form 8-K dated April 9, 1996, June 18, 1996, August 2, 1996, August 23, 1996, September 5, 1996,
             October 3, 1996 and November 7, 1996.

     Each document filed  subsequent to the date of this Prospectus  pursuant to
Section 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document; provided, however, that the documents enumerated above or subsequently filed by the Company pursuant to Section 13 or 15(d) of the 1934 Act prior to the filing with the Commission of the Company's most recent Annual Report on Form 10-K shall not be incorporated by reference in this Prospectus or be a part hereof from and after the filing of such most recent Annual Report on Form 10-K.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document referred to above which has been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: Shareholder Services, Minnesota Power, 30 West Superior Street, Duluth, Minnesota 55802, telephone number (218) 723-3974 or (800) 535-3056.

                                   The Company


     Minnesota Power is an operating public utility incorporated under the laws of the State of Minnesota since 1906. Its principal executive office is at 30 West Superior Street, Duluth, Minnesota 55802, and its telephone number is (218) 722-2641. The Company has operations in four business segments: (1) electric operations, which include electric and gas services, and coal mining; (2) water operations, which include water and wastewater services; (3) automobile auctions, which also include a finance company and an auto transport company; and (4) investments, which include real estate operations, a 21 percent equity investment in a financial guaranty reinsurance company, and a securities portfolio. As of September 30, 1996 the Company and its subsidiaries had approximately 5,900 employees.

                                                                                                    (Unaudited)
                                                                                                Nine Months Ended
                                                            Year Ended December 31,               September 30,
                                                      ---------------------------------        --------------------
Summary of Earnings Per Share <F1>                       1993         1994         1995          1995        1996
-------------------------------------------------------------------------------------------------------------------
Consolidated Earnings Per Share
     Continuing Operations                            $  2.27      $  1.99       $ 2.06        $ 1.69      $1.68
     Discontinued Operations <F2>                        (.07)         .07          .10           .10         -
                                                      -------      -------       ------        ------      -----
       Total                                          $  2.20      $  2.06       $ 2.16        $ 1.79      $1.68
                                                      =======      =======       ======        ======      =====

Percentage of Earnings by Business Segment
     Continuing Operations
       Electric Operations                               65%          65%          63%          57%         59%
       Water Operations                                   3           23           (2)           2           7
       Automobile Auctions                                -            -            0            2           7
       Investments                                       53           39           67           66          54
       Corporate Charges and Other <F3>                 (18)         (30)         (33)         (33)        (27)
     Discontinued Operations <F2>                        (3)           3            5            6           -
                                                      -----        -----         ----         ----        ----
                                                        100%         100%         100%         100%        100%
                                                      =====        =====         ====         ====        ====

--------------------------

<F1> Financial statement information may not be comparable between periods due to the purchase of 80 percent of ADESA Corporation on July 1, 1995, another 3 percent on January 31, 1996 and the remaining 17 percent on August 21, 1996.

<F2> On June 30, 1995 the  Company  sold its  interest  in its  paper  and pulp business to Consolidated Papers, Inc. (CPI) for $118 million in cash, plus CPI's assumption of certain debt and lease obligations. The Company is still committed to a maximum guarantee of $95 million to ensure a portion of a $33.4 million annual lease obligation for paper mill equipment under an operating lease extending to 2012. CPI has agreed to indemnify the Company for any payments the Company may make as a result of the Company's obligation relating to this operating lease.

<F3> Includes the financial  results for the Reach All  Partnership  and general corporate expenses not allocable to a specific business segment.


Electric Operations

     Electric operations generate, transmit, distribute and sell electricity. Minnesota Power provides electricity to 124,000 customers in northern Minnesota, while the Company's wholly owned subsidiary, Superior Water, Light and Power Company, sells electricity to 14,000 customers and natural gas to 11,000 customers, and provides water to 10,000 customers in northwestern Wisconsin. Another wholly owned subsidiary, BNI Coal, Ltd. (BNI Coal) owns and operates a lignite mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte Electric Cooperative (Square Butte), presently consume virtually all of BNI Coal's production of lignite coal under coal supply agreements extending to 2027. Under an agreement with Square Butte, Minnesota Power purchases 71 percent of the output from the Square Butte unit which is capable of generating up to 470 megawatts.

     In 1995 large industrial customers contributed about half of the Company's electric operating revenue. The Company has large power contracts to sell power to ten industrial customers (five taconite producers, four paper companies and a pipeline company) each requiring 10 megawatts or more of power. These contracts, which have termination dates ranging from October 1997 to December 2007, require the payment of minimum monthly demand charges that cover most of the fixed costs, including a return on common equity, associated with having the capacity available to serve these customers.



Water Operations

     Water operations include Southern States Utilities, Inc. (SSU), Heater Utilities, Inc. (Heater), and Instrumentation Services, Inc. (ISI), three wholly owned subsidiaries of the Company. SSU is the largest private water supplier in Florida. At September 30, 1996 SSU provided water to 119,000 customers and wastewater treatment services to 54,000 customers in Florida. At September 30, 1996 Heater provided water to 25,000 customers and wastewater treatment services to 1,000 customers in North Carolina and South Carolina. ISI provides maintenance services to water utility companies in North Carolina, South Carolina, Florida, Georgia, Tennessee, Virginia and Texas.



Automobile Auctions

     ADESA Corporation (ADESA) is a wholly owned subsidiary of the Company and is the third largest automobile auction business in the United States. Headquartered in Indianapolis, Indiana, ADESA owns and operates 25 automobile auctions in the United States and Canada through which used cars and other vehicles are sold to franchised automobile dealers and licensed used car dealers. Two wholly owned subsidiaries of ADESA, Automotive Finance Corporation and ADESA Auto Transport, perform related services. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, fleet/lease companies, banks and finance companies.

     The Company acquired 80 percent of ADESA on July 1, 1995 for $167 million in cash. On January 31, 1996 the Company provided an additional $15 million of capital in exchange for 1,982,346 original issue common stock shares of ADESA. This capital contribution increased the Company's ownership interest in ADESA to 83 percent. On August 21, 1996 Minnesota Power acquired the remaining 17 percent ownership interest of ADESA from the ADESA management shareholders who, in conjunction with the transaction, left ADESA to pursue other opportunities. Acquired goodwill and other intangible assets associated with this acquisition are being amortized on a straight line basis over periods not exceeding 40 years.


Investments

     The Company owns 80 percent of Lehigh Acquisition Corporation, a real estate company which owns various real estate properties and operations in Florida.

     Minnesota Power has a 21 percent equity investment in Capital Re Corporation (Capital Re). Capital Re is a Delaware holding company engaged primarily in financial and mortgage guaranty reinsurance through its wholly owned subsidiaries, Capital Reinsurance Company and Capital Mortgage Reinsurance Company. Capital Reinsurance Company is a reinsurer of financial guarantees of municipal and non-municipal debt obligations. Capital Mortgage Reinsurance Company is a reinsurer of residential mortgage guaranty insurance. The Company's equity investment in Capital Re at September 30, 1996 was $99 million.

     As of September 30, 1996 the Company had approximately $160 million invested in a securities portfolio. The majority of the securities are investment grade stocks of other utility companies and are considered by the Company to be conservative investments. Additionally, the Company sells common stock securities short and enters into short sales of treasury futures contracts as part of an overall investment portfolio hedge strategy.

                              Selling Shareholders

     The following table lists the Selling Shareholders, the number of shares of Common Stock of the Company beneficially owned by each as of the date of this Prospectus, the number of shares to be offered by each and the number of outstanding shares to be owned by each after the sale. Minnesota Power exchanged the Shares for all the outstanding shares of common stock of Alamo Auto Auction Houston, Inc. and Alamo Auto Auction, Inc. owned by the Selling Shareholders. Minnesota Power then contributed the shares to ADESA Holdings, Inc. (ADESA Holdings), a wholly owned subsidiary of Minnesota Power. The Shares were issued by the Company and delivered to the Selling Shareholders in a private placement transaction that has been accounted for as a pooling of interests.

                                                                                                   Shares to be
                                               Shares Owned                 Shares to be            Owned After
Selling Shareholder <F1>                    Prior to Offering <F2>         Offered Hereby <F3>        Offering <F4>
----------------------                     --------------------          -----------------         -----------
Charles O. Massey                                  165,552                    165,552                    0

Frank L. Massey and D. A. Massey,
    as joint tenants                               165,552                    165,552                    0

B. J. McCombs                                      141,902                    141,902                    0
----------------------

<F1> ADESA Holdings owns 100% of Alamo Auto Auction Houston, Inc.(ADESA Houston)
     and Alamo Auto Auction, Inc. (ADESA San Antonio). Charles O. Massey is an employee of ADESA San Antonio. Frank L. Massey is the Executive Vice President of ADESA San Antonio.

<F2> As of November 14, 1996 each of the Selling Shareholders  individually held less than one percent of the Company's then outstanding Common Stock.

<F3> As of  September  30,  1996 the  Selling  Shareholders  represented  to the
     Company that they (i) were acquiring the Shares pursuant to the share exchange for investment and not with a view toward resale or distribution and (ii) did not at that time have any reason to anticipate any change in circumstances or other particular occasion or event which would cause them to desire to sell or otherwise transfer the Shares.

<F4> Assumes the sale of all of the Shares  covered by this  Prospectus and that no additional shares are acquired by the Selling Shareholders.

                            Dividends and Price Range

     The following table sets forth the high and low sales prices per share of the Common Stock on the New York Stock Exchange composite tape as published in The Wall Street Journal and the dividends paid for the indicated periods.

                                                                       Price Range                    Dividends
                                                                       -----------                    ---------
                                                                 High                Low              Per Share
                                                                 ----                ---              ---------
     1994     First Quarter                                   $ 33                $ 28               $  0.505
              Second Quarter                                    30 1/8              25                  0.505
              Third Quarter                                     28 1/8              25                  0.505
              Fourth Quarter                                    26 5/8              24 3/4              0.505

     1995     First Quarter                                   $ 26 3/8            $ 24 1/4           $  0.510
              Second Quarter                                    28                  25 1/4              0.510
              Third Quarter                                     28 1/8              26 3/8              0.510
              Fourth Quarter                                    29 1/4              27 1/2              0.510

     1996     First Quarter                                   $ 29 3/4            $ 26 1/8           $  0.510
              Second Quarter                                    29                  26                  0.510
              Third Quarter                                     28 3/4              26                  0.510
              Fourth Quarter (through November 14, 1996)        28 1/2              26 3/8

     The last reported sale price of the Common Stock on the New York Stock Exchange composite tape on November 14, 1996 was $28.25 per share. The book value of the Common Stock at September 30, 1996 was $18.45 per share.

     The Company has paid dividends without interruption on its Common Stock since 1948, the date of the initial distribution of the Common Stock by American Power & Light Company, the former holder of all such stock.

     The Company has a Dividend Reinvestment and Stock Purchase Plan (Plan). The Plan provides investors (Participants) with a convenient method of acquiring shares of Common Stock through (i) the reinvestment in Common Stock of all or a portion of the cash dividends payable on the Participant's holdings of Common Stock and Preferred Stocks, and/or (ii) the investment of optional cash payments pursuant to the terms of the Plan. The Plan also provides a means for Participants to deposit into the Plan for safekeeping, free of any service charges, share certificates representing shares of Common Stock. A minimum initial cash investment of $250 is required for interested investors who are not shareholders (except generally for those interested investors who are customers of the Company, Superior Water, Light and Power Company, Heater or SSU, in which case the minimum is $10). No brokerage fees, commissions or other service charges are incurred by a Participant for purchases made under the Plan. However, any such charges are reported to the Internal Revenue Service by the Company as income to the Participant. The Company reserves the right to suspend, modify, amend or terminate the Plan at any time and to interpret and regulate the Plan as it deems necessary or desirable in connection with the operation of the Plan. Shares of Common Stock are offered for sale under the Plan only by means of a separate prospectus available upon request from the Company.

                           Description of Common Stock

     General. The following statements relating to the Common Stock are merely an outline and do not purport to be complete. They are qualified in their entirety by reference to the Company's Articles of Incorporation (Articles of Incorporation) and the Mortgage and Deed of Trust of the Company. Reference is also made to the laws of the State of Minnesota.

     The Company's authorized capital stock consists of 65,000,000 shares of Common Stock, without par value, 116,000 shares of 5% Preferred Stock, $100 par value, 1,000,000 shares of Serial Preferred Stock, without par value, and 2,500,000 shares of Serial Preferred Stock A, without par value.

     Dividend Rights. The Common Stock is entitled to all dividends after full provision for dividends on the issued and outstanding Preferred Stocks and the sinking fund requirements of the Serial Preferred Stock A, $7.125 Series and $6.70 Series.

     The Articles of Incorporation provide that so long as any shares of the Company's Preferred Stocks are outstanding, cash dividends on Common Stock are restricted to 75 percent of available net income when Common Stock equity is or would become less than 25 percent but more than 20 percent of total capitalization. This restriction becomes 50 percent when such equity is or would become less than 20 percent. See Note 8 to Consolidated Financial Statements incorporated by reference in the Company's 1995 Form 10-K.

     Voting Rights (Non-Cumulative Voting). Holders of Common Stock are entitled to notice of and to vote at any meeting of shareholders. Each share of the Common Stock, as well as each share of the issued and outstanding Preferred Stocks, is entitled to one vote. Since the holders of such shares do not have cumulative voting rights, the holders of more than 50 percent of the shares voting can elect all the Company's directors, and in such event the holders of the remaining shares voting (less than 50 percent) cannot elect any directors. In addition, the Preferred Stocks are expressly entitled, as one class, to elect a majority of the directors (the Common Stock, as one class, electing the minority) whenever dividends on any of such Preferred Stocks shall be in default in the amount of four quarterly payments and thereafter until all such dividends in default shall have been paid. The Articles of Incorporation include detailed procedures and other provisions relating to these rights and their termination, such as quorums, terms of directors elected, vacancies, class voting as between Preferred Stocks and Common Stock, meetings, adjournments and other matters.

     The Articles of Incorporation contain certain provisions which make it difficult to obtain control of the Company through transactions not having the approval of the Board of Directors, including:

     (1) A provision requiring the affirmative vote of 75 percent of the outstanding shares of all classes of capital stock of the Company, present and entitled to vote, in order to authorize certain "Business Combinations." Any such Business Combination is required to meet certain "fair price" and procedural requirements. Neither a 75 percent stockholder vote nor "fair price" is required for any Business Combination which has been approved by a majority of the "Disinterested Directors."

     (2) A provision permitting a majority of the Disinterested Directors to determine whether the above requirements have been satisfied.

     (3) A provision providing that certain of the Articles of Incorporation cannot be altered unless approved by 75 percent of the outstanding shares of all classes of capital stock, present and entitled to vote, unless such alteration is recommended to the shareholders by a majority of the Disinterested Directors.

     Liquidation Rights. After satisfaction of creditors and of the preferential liquidation rights of the outstanding Preferred Stocks ($100 per share plus unpaid accumulated dividends), the holders of the Common Stock are entitled to share ratably in the distribution of all remaining assets.

     Miscellaneous. Holders of Common Stock have no preemptive or conversion rights.

     The Common Stock is listed on the New York Stock Exchange.

     The transfer agents for the Common Stock are Norwest Bank Minnesota, N.A. and the Company. The registrars for the Common Stock are Norwest Bank Minnesota, N.A. and the Company.

                 Description of Preferred Share Purchase Rights

     Reference is made to the Rights Agreement, dated as of July 24, 1996 (Rights Plan) between the Company and the Corporate Secretary of the Company, as Rights Agent. The description of the Rights set forth below does not purport to be complete and is qualified in its entirety by reference to the Rights Plan. Reference is also made to the laws of the State of Minnesota.

     On July 24, 1996, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock to shareholders of record at the close of business on July 24, 1996 (Record Date) and authorized the issuance of one Right with respect to each share of Common Stock that becomes outstanding between the Record Date and July 23, 2006 or such earlier time as the Rights are redeemed. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Serial Preferred Stock A, without par value (Serial Preferred), at a price of $90 per one one-hundredth share (the Purchase Price), subject to adjustment.

     Initially, the Rights will attach to all Common Stock certificates representing shares then outstanding, and no separate Right Certificates will be distributed. The Rights will be evidenced by the Common Stock certificates together with a copy of the Summary of Rights Plan and not by separate certificates until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of Common Stock (the Stock Acquisition Date) or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15 percent or more of such outstanding shares of Common Stock (the earlier of such dates being called the Distribution Date).

     Until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or without a copy of the Summary of Rights Plan, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (Right Certificates) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.
     Each whole share of Serial Preferred will have a minimum preferential quarterly dividend rate equal to the greater of $51 per share or, subject to anti-dilution adjustment, 100 times the dividend declared on the Common Stock. In the event of liquidation, no distribution will be made to the holders of Common Stock unless, prior thereto, the holders of the Serial Preferred have received a liquidation preference of $100 per share, plus accrued and unpaid dividends. Holders of the Serial Preferred will be entitled to notice of and to vote at any meeting of the Company's shareholders. Each whole share of Serial Preferred is entitled to one vote. Such shares do not have cumulative voting rights. The Serial Preferred, together with the issued and outstanding shares of the other Preferred Stocks of the Company, will be expressly entitled, as one class, to elect a majority of directors (the Common Stock electing the minority) whenever dividends on any of the Preferred Stocks shall be in default in the amount of four quarterly payments and thereafter until all such dividends in default shall have been paid. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or converted into other securities and/or property, each whole share of Serial Preferred will be entitled to receive, subject to anti-dilution adjustment, 100 times the amount into which or for which each share of Common Stock is so exchanged or converted. The shares of Serial Preferred are not redeemable by the Company.

     The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) July 23, 2006 (Final Expiration Date), (ii) the redemption of the Rights by the Company as described below, and (iii) the exchange of all Rights for Common Stock as described below.

     In the event that any person (other than the Company, its affiliates or any person receiving newly-issued shares of Common Stock directly from the Company) becomes the beneficial owner of 15 percent or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have a right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Plan contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 15 percent or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock.

     In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50 percent or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

     Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the Triggering Events), any Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will immediately become null and void.

     The Purchase Price payable, and the number of shares of Serial Preferred or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Serial Preferred or the Common Stock, or a reverse split of the outstanding shares of Serial Preferred or the Common Stock.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15 percent or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50 percent or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in the Purchase Price. The Company will not be required to issue fractional shares of Serial Preferred or Common Stock (other than fractions in multiples of one one-hundredths of a share of Serial Preferred) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Serial Preferred or Common Stock on the last trading date prior to the date of exercise.

     At any time after the date of the Rights Plan until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (Redemption Price), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Issuance of Serial Preferred or Common Stock upon exercise of the Rights will be subject to any necessary regulatory approvals. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. One million shares of Serial Preferred will be reserved for issuance in the event of exercise of the Rights.

     The provisions of the Rights Plan may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger of business combination, the Board of Directors may, at its option, at any time prior to the time that any person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

                                     Experts

     The Company's consolidated financial statements incorporated in this Prospectus by reference to the Company's 1995 Form 10-K, except as they relate to ADESA, have been audited by Price Waterhouse LLP, independent accountants, and, insofar as they relate to ADESA, by Ernst & Young LLP, independent auditors. Such financial statements, except as they relate to ADESA, have been so incorporated in reliance on the report of Price Waterhouse LLP, given on the authority of said firm as experts in auditing and accounting.

     The financial statement schedule incorporated in this Prospectus by reference to the Company's 1995 Form 10-K has been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountant, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of ADESA for the period from July 1, 1995 to December 31, 1995 which are included in the consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's 1995 Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in said 1995 Form 10-K. The consolidated financial statements of ADESA for the period from July 1, 1995 to December 31, 1995 are included in the consolidated financial statements of the Company in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements as to matters of law and legal conclusions under "Description of Common Stock" and "Description of Preferred Share Purchase Rights" in this Prospectus and in the documents incorporated herein by reference have been reviewed by Philip R. Halverson, Esq., Duluth, Minnesota, Vice President, General Counsel and Corporate Secretary of the Company, and are set forth or incorporated by reference herein in reliance upon his opinion given upon his authority as an expert.

     As of October 31, 1996 Mr. Halverson owned approximately 4,132 shares of the Common Stock of the Company. Mr. Halverson is regularly acquiring additional shares of Common Stock as a participant in the Company's Employee Stock Purchase Plan, Employee Stock Ownership Plan and Supplemental Retirement Plan.

                                 Legal Opinions

     The legality of the Shares offered hereby will be passed upon for the Company by Mr. Halverson and by Reid & Priest LLP, New York, New York, counsel for the Company. Reid & Priest LLP may rely as to all matters of Minnesota law upon the opinion of Mr. Halverson.

                              Plan of Distribution

     The Shares to be offered pursuant to this Prospectus are fully paid and nonassessable and will be offered and sold by the Selling Shareholders for their own accounts. The Company will not receive any of the proceeds from such sales.

     The Selling Shareholders may offer and sell the Shares from time to time in transactions at market prices prevailing at the time of sale or at negotiated prices. Sales may be made to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agents and/or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     When required, this Prospectus will be supplemented to set forth the name or names of the Selling Shareholders for whose account a particular offering of Shares is to be made, the number of Shares so offered for such Selling
Shareholders' account and, if such offering is to be made by or through underwriters or dealers, the names of such underwriters or dealers and the principal terms of the arrangements between the underwriters or dealers and the Selling Shareholders.

     The Selling Shareholders and any broker-dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the 1933 Act.

     Expenses in connection with the registration of the Shares under the 1933 Act, including legal and accounting fees of the Company, will be paid by the Company.
                               ------------------

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any such sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.